                                                                    EXHIBIT 99.3

                                [FORM OF WARRANT]

NEITHER THE SECURITIES EVIDENCED BY THIS CERTIFICATE NOR THE SECURITIES INTO
WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT
OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE
OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR
OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION
UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT
UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE
SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS AS EVIDENCED BY A
LEGAL OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO SUCH EFFECT,
THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.
NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH
A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN OR
FINANCING ARRANGEMENT WITH A FINANCIAL INSTITUTION THAT IS AN "ACCREDITED
INVESTOR" AS DEFINED IN RULE 501(A) UNDER THE SECURITIES ACT.

                                  METALINK LTD.

                       WARRANT TO PURCHASE ORDINARY SHARES

Warrant No.: __________
Number of __________ of Ordinary Shares:
Date of Issuance: August __, 2007 ("ISSUANCE DATE")

Metalink Ltd., an Israeli company (the "COMPANY"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby
acknowledged, [    ], the registered holder hereof or its permitted assigns (the
"HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant in accordance with Section 1(a), to purchase Ordinary
Shares (including any Warrants to purchase Ordinary Shares issued in exchange, transfer or replacement hereof, this "WARRANT"), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the
Expiration Date (as defined below) fully paid nonassessable Ordinary Shares (as defined below) (the "WARRANT SHARES") free from all liens and charges with respect to the issuance thereof. Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 15. This
Warrant is one of a series of warrants to purchase Ordinary Shares (the "SPA
WARRANTS" issued pursuant to those certain Purchase Agreements, made as of
August __, 2007 (the "SUBSCRIPTION DATE"), by and among the Company and the purchasers (the "PURCHASERS") signatory thereto (the "PURCHASE AGREEMENT").

     1. EXERCISE OF WARRANT.

          (a) MECHANICS OF EXERCISE. Subject to the terms and conditions hereof
     (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the
     Issuance Date, in whole or in part by delivery of a written notice, in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE"), of the Holder's election to exercise this Warrant and (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of
     Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE
     EXERCISE PRICE") in cash or wire transfer of immediately available funds or
     (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)), if such method is available pursuant to Section 1(d). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.
     Execution and delivery of the Exercise Notice (in accordance with the terms hereof) with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new
     Warrant evidencing the right to purchase the remaining number of Warrant
     Shares. On or before the second (2nd) Business Day following the date on which the Company has received each of the duly completed Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the
     "EXERCISE DELIVERY DOCUMENTS"), the Company shall transmit by facsimile or electronic mail (if the Holder provided an email address) an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the third (3rd) Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "SHARE DELIVERY
     DATE"), the Company shall cause the Transfer Agent (X), provided that the
     Transfer Agent is participating in The Depository Trust Company ("DTC")
     Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system ("DWAC"); provided that the Holder provided the reasonably necessary details to effect the foregoing DWAC withdrawal, or (Y) if the Transfer
     Agent is not participating in the DTC Fast Automated Securities Transfer
     Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the
     Company's share register in the name of the Holder or its designee, for the number of Ordinary Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (A) above or notification to the Company of a
     Cashless Exercise referred to in Section 1(d), the Holder shall be deemed for all corporate purposes to have become the holder of record of the
     Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder's
     DTC account or the date of delivery of the certificates evidencing such
     Warrant Shares, as the case may be. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then upon request of the Holder and subject to surrender of the original
     Warrant to the Company, the Company shall as soon as practicable and in no event later than five Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant
     Shares with respect to which this Warrant is exercised. No fractional
     Ordinary Shares are to be issued upon the exercise of this Warrant, but rather the number of Ordinary Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

          (b) EXERCISE PRICE. For purposes of this Warrant, "EXERCISE PRICE"
     means $8.00, subject to adjustment as provided herein.

          (c) COMPANY'S FAILURE TO TIMELY DELIVER SECURITIES. If the Company
     shall fail for any reason or for no reason to issue to the Holder within five (5) Trading Days (three (3) Trading Days for DWAC delivery) of receipt of the Exercise Delivery Documents, a certificate for the number of
     Ordinary Shares to which the Holder is entitled and register such Ordinary
     Shares on the Company's share register or to credit the Holder's balance account with DTC for such number of Ordinary Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third (or fifth) Business Day that the issuance of such Ordinary Shares is not timely effected an amount equal to
     1.00% of the product of (A) the sum of the number of Ordinary Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (B) the Closing Sale Price of the Ordinary Shares on the Trading Day
     immediately preceding the last possible date which the Company could have issued such Ordinary Shares to the Holder without violating Section 1(a).
     If within five (5) Trading Days (three (3) Trading Days for DWAC delivery)
     after the Company's receipt of the facsimile copy (with a copy by email) of an Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such Ordinary Shares on the
     Company's share register or credit the Holder's balance account with DTC
     (by DWAC delivery) for the number of Ordinary Shares to which the Holder is entitled upon such Holder's exercise hereunder or if the Company fails to deliver to the Holder the certificate or certificates representing the applicable Warrant Shares (or credit the Holder's balance account at DTC with the applicable Warrant Shares) within five (5) Trading Days (three (3)
     Trading Days for DWAC delivery) after its obligation to do so under clause
     (ii) below, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of Ordinary Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a
     "BUY-IN"), then the Company shall, within five (5) Business Days after the
     Holder's request and in the Holder's discretion, either (i) pay cash to the
     Holder in an amount equal to the Holder's total purchase price (including customary brokerage commissions, if any) for the Ordinary Shares so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such Ordinary Shares) or credit such
     Holder's balance account with DTC shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Ordinary Shares or credit such Holder's balance account with DTC and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary
     Shares, times (B) the Closing Sale Price on the date of exercise.

          (d) CASHLESS EXERCISE. Notwithstanding anything contained herein to the contrary, if at any time after the Effective Deadline (as defined in the Purchase Agreement) there is no effective Registration Statement registering the resale of the Warrant Shares by the Holder (other than due to (i) the lapse of the Effectiveness Period (as defined in the Purchase
     Agreement) or (ii) a temporary Suspension of not more than five (5) Trading
     Days), the Holder may exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the
     Company upon such exercise in payment of the Aggregate Exercise Price, may elect instead to receive upon such exercise the "Net Number" of Ordinary
     Shares determined according to the following formula (a "CASHLESS
     EXERCISE"):

               Net Number = (A x B) - (A x C)
                            -----------------

                                    B

               For purposes of the foregoing formula:

          A= the total number of Ordinary Shares with respect to which this
          Warrant is then being exercised.

          B= the Weighted Average Price of the Ordinary Shares (as reported by
          Bloomberg) for the five (5) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice.

          C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

          (e) DISPUTES. In the case of a dispute as to the determination of the
     Exercise Price or the arithmetic calculation of the Warrant Shares, the
     Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section
     13.

          (f) LIMITATIONS ON EXERCISES.

               (i) BENEFICIAL OWNERSHIP. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that, to the Company's knowledge, after giving effect to such exercise, such Holder (together with such
          Holder's affiliates) would beneficially own in excess of 4.99% (the
          "MAXIMUM PERCENTAGE") of the Company's Ordinary Shares issued and outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary
          Shares beneficially owned by such Holder and its affiliates shall include the number of Ordinary Shares issuable upon exercise of this
          Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this
          Warrant beneficially owned by such Holder and its affiliates and (ii)
          exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Holder and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of
          1934, as amended (the "EXCHANGE ACT"). For purposes of this Warrant, in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in
          (1) the Company's most recent Form 20-F, Form 6-K or other public filing with the Securities and Exchange Commission (the "COMMISSION"),
          as the case may be, (2) a more recent public announcement by the
          Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written request of the Holder, the
          Company shall within two Business Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the
          Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; PROVIDED, that (i)
          any such increase will not be effective until the sixty-first (61st)
          day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Warrants.

               (ii) PRINCIPAL MARKET REGULATION. The Company shall not be obligated to issue any Ordinary Shares upon exercise of this Warrant and no Purchaser shall be entitled to receive any Ordinary Shares if the issuance of such Ordinary Shares would exceed that number of
          Ordinary Shares which the Company may issue (together with the Shares issued to all Purchasers under the Purchase Agreements) upon exercise of the SPA Warrants or otherwise without breaching the Company's obligations under any applicable rules or regulations of any applicable Eligible Market (the "EXCHANGE CAP"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Eligible Market for issuances of Ordinary Shares in excess of such amount (provided, that the Company hereby covenants and agrees that it shall use its best efforts to distribute a proxy to its shareholders to solicit the approval of its shareholders as required by the applicable rules of the Eligible Market for issuances of
          Ordinary Shares in excess of such amount as soon as reasonably practicable after learning that such an Exchange Cap limit applies) or
          (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Purchaser shall be issued in the aggregate, upon exercise of any SPA Warrants, Ordinary Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Ordinary Shares underlying the SPA Warrants issued to such Purchaser pursuant to the
          Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Ordinary Shares underlying the SPA Warrants issued to the Purchasers pursuant to the Purchase Agreement on the
          Issuance Date (with respect to each Purchaser, the "EXCHANGE CAP
          ALLOCATION"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's SPA Warrants, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap
          Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap
          Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Ordinary Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Ordinary Shares actually issued to such holder shall be allocated to the respective
          Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Ordinary Shares underlying the SPA
          Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise
          Notice has been received as a result of the operation of this Section
          1(f)(ii), the Company shall pay cash in exchange for cancellation of such Warrant Shares, at a price per Warrant Share equal to the difference between the Weighted Average Price and the Exercise Price as of the date of the attempted exercise.

          (g) INSUFFICIENT AUTHORIZED SHARES. If at any time while this Warrant remain outstanding the Company does not have a sufficient number of authorized and unreserved Ordinary Shares to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of
     Ordinary Shares equal to 120% (the "REQUIRED RESERVE AMOUNT") of the
     Ordinary Shares as shall from time to time be necessary to effect the exercise of all of this Warrant then outstanding (an "AUTHORIZED SHARE
     FAILURE"), then the Company shall immediately take all action necessary to increase the Company's authorized Ordinary Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this
     Warrant then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an
     Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized Ordinary Shares. In connection with such meeting, the Company shall provide each stockholder with a proxy statement to solicit its stockholders' approval of such increase in authorized Ordinary Shares and shall cause its board of directors to recommend to the stockholders that they approve such proposal.

     2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise
Price and the number of Warrant Shares shall be adjusted from time to time as follows:

          (a) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF ORDINARY SHARES. If
     the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the
     Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of
     Warrant Shares will be proportionately decreased. Any adjustment under this
     Section 2(a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (b) ADJUSTMENT UPON ISSUANCE OF ORDINARY SHARES. If and whenever on or after the Subscription Date the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Ordinary Shares
     (including the issuance or sale of Ordinary Shares owned or held by or for the account of the Company, but excluding Excluded Securities) for a consideration per share less than a price (the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise
     Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive
     Issuance and the number of Ordinary Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Ordinary Shares Deemed
     Outstanding immediately after such Dilutive Issuance. The following formula illustrates the foregoing:

                      NP = OP x (OP x OS + C) / (OP x OSA)

WHERE

NP = the adjusted Exercise Price (after Dilutive Issuance)

OP = Exercise Price in effect immediately prior to such Dilutive Issuance

OS = the number of Ordinary Shares Deemed Outstanding immediately prior to such
Dilutive Issuance

C = the consideration, if any, received by the Company upon such Dilutive
Issuance

OSA = the number of Ordinary Shares Deemed Outstanding immediately after such
Dilutive Issuance

Upon each such adjustment of the Exercise Price hereunder, the number of Warrant
Shares shall be adjusted to the number of shares of Common Stock determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the
Exercise Price resulting from such adjustment.

Notwithstanding anything to the contrary contained in this Section 2(b), the
Exercise Price shall not be reduced below $6.50 as a result of the operation of this Section 2(b). For purposes of determining the adjusted Exercise Price under this Section 2(b), the following shall be applicable:

               (i) ISSUANCE OF OPTIONS. If the Company in any manner grants any
          Options and the lowest price per share for which one Ordinary Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section
          2(b)(i), the "lowest price per share for which one Ordinary Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise
          Price or number of Warrant Shares shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such
          Ordinary Shares upon conversion, exercise or exchange of such
          Convertible Securities.

               (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any
          manner issues or sells any Convertible Securities and the lowest price per share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable
          Price, then such Ordinary Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 2(b)(ii), the "lowest price per share for which one Ordinary Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the
          Company with respect to one Ordinary Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise
          Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section
          2(b), no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

               (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the
          purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any
          Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise
          Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section
          2(b)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary
          Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

               (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the
          Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Ordinary Shares, Options or Convertible
          Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares,
          Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the
          Closing Sale Price of such security on the date of receipt. If any
          Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the
          case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required
          Holders. If such parties are unable to reach agreement within ten (10)
          days after the occurrence of an event requiring valuation (the
          "VALUATION EVENT"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

               (v) RECORD DATE. If the Company takes a record of the holders of
          Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary
          Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may
          be.

          (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions, then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; PROVIDED, that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this
     Section 2

     3. RIGHTS UPON DISTRIBUTION OF ASSETS. Other than events contemplated in
Section 2, if the Company shall make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "DISTRIBUTION"), at any time after the issuance of this Warrant, then, in each such case:

          (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of
     Ordinary Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i)
     the numerator shall be the Weighted Average Price of the Ordinary Shares on
     the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of
     Directors) applicable to one Ordinary Shares and (ii) the denominator shall be the Weighted Average Price of the Ordinary Shares on the Trading Day
     immediately preceding such record date; and

          (b) the number of Warrant Shares shall be increased to a number of
     Ordinary Shares equal to the number of Ordinary Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the
     Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); PROVIDED, that in the event that the
     Distribution is of ordinary shares (or common stock) ("OTHER ORDINARY
     SHARES") of a company whose common stock or ordinary shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Ordinary Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of Other Ordinary Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the
     Distribution pursuant to the terms of the immediately preceding paragraph
     (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph (b).

     4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

          (a) PURCHASE RIGHTS. In addition to any adjustments pursuant to
     Section 2 above, if at any time the Company grants, issues or sells any
     Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all of the record holders of the
     Ordinary Shares (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the
     Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

                                       10

          (b) FUNDAMENTAL TRANSACTIONS. If, at any time while this Warrant is outstanding, (A) the Company effects a Fundamental Transaction, then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental
     Transaction, at the option of the Holder, (a) upon exercise of this
     Warrant, the number of ordinary shares or shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the "ALTERNATE
     CONSIDERATION") receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a
     Holder of the number of Ordinary Shares for which this Warrant is exercisable immediately prior to such event or (b) if the Company is acquired primarily for cash, cash equal to the value of the remaining unexercised portion of this Warrant as determined in accordance with the
     Black Scholes Option Pricing Model using a volatility equal to the 100 day average historical price volatility and other assumptions used by the
     Company when applying such formula in its audited financial statements consistent with past practice and GAAP prior to the date of the public announcement of such Fundamental Transaction. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of
     Alternate Consideration issuable in respect of one Ordinary Share in such
     Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration (as determined in good faith by the
     Company's Board of Directors) reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary
     Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the
     Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to exercise such warrant into Alternate
     Consideration. The terms of any agreement pursuant to which a Fundamental
     Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 4(b) and
     Section 4(c) below, and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

          (c) FUNDAMENTAL TRANSACTIONS; OPTIONAL REPURCHASE OF WARRANT.
     Notwithstanding the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the ninetieth (90th) day after such Fundamental Transaction, the Company (or the Successor Entity)
     shall purchase this Warrant from the Holder by paying to the Holder, within five (5) Business Days after such request (or, if later, on the effective date of the Fundamental Transaction), cash in an amount equal to the Black
     Scholes Value of the remaining unexercised portion of this Warrant on the date of such Fundamental Transaction. For purposes hereof, "Black Scholes
     Value" means the value of this Warrant based on the Black Scholes Option
     Pricing Model obtained from the "OV" function on Bloomberg determined as of the day immediately following the public announcement of the applicable
     Fundamental Transaction and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 45% and the 100 day volatility obtained from the HVT function on Bloomberg.

     5. OPTIONAL REDEMPTION. Provided that the Warrant Shares are registered on an effective registration statement (other than due to the lapse of the
Effectiveness Period (as defined in the Purchase Agreement)) or are otherwise freely tradable under Rule 144(k), at any time after the occurrence of a Trading
Threshold, the Company shall be entitled to redeem the Warrants, or any of them, for no consideration, upon 30 days' written notice to the Holder. Hereinafter, such 30-day period, as it may be extended pursuant to this Section 5, is referred to as the "REDEMPTION PERIOD". Upon the expiration of the Redemption
Period (the "REDEMPTION DATE"), all Warrants noticed for redemption that have not theretofore been exercised by the Holder shall cease to represent the right to purchase any Warrant Shares and shall be deemed cancelled and void and of no further force or effect without any further act or deed on the part of the
Company. Notwithstanding the preceding, in the event that the Redemption Date is less than 30 days later than the date that a registration statement filed in accordance with the Holder's registration rights as set forth in the Purchase
Agreement first becomes effective, the Company may not redeem the Holder's
Warrants until no less than 30 days have passed after such date. The Holder undertakes to return the certificate representing any redeemed Warrants to the
Company upon their redemption. In the event the certificate so returned represents a number of Warrants in excess of the number being redeemed, the
Company shall as promptly as practicable issue to the Holder a new certificate for the number of unredeemed Warrants. If at any time during the Redemption
Period but until the earlier of (i) the expiration of the Effectiveness Period
(as defined in the Purchase Agreement) and (ii) the time at which the Warrant
Shares are freely tradable under Rule 144(k), the prospectus used in connection with the disposition of the Warrant Shares pursuant to a Registration Statement
(as defined in the Purchase Agreement) may not be used by the Holder for the resale of the Warrant Shares, then the Redemption Period shall be extended by the period of time that the Holder may not so use the prospectus.

                                       11

     6. NONCIRCUMVENTION. The Company hereby covenants and agrees that the
Company will not, by amendment of its Memorandum of Association, Articles of
Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Ordinary
Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares upon the exercise of this Warrant and (iii)
shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued
Ordinary Shares, solely for the purpose of effecting the exercise of the SPA
Warrants, 120% of the number of Ordinary Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

     7. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as the Holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such
Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.
Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the
Company generally, contemporaneously with the giving thereof to the shareholders.

                                       12

     8. REISSUANCE OF WARRANTS.

          (a) TRANSFER OF WARRANT. If this Warrant is to be transferred, the
     Holder shall surrender this Warrant to the Company together with a written assignment of this Warrant substantially in the form attached hereto fully completed and duly executed by the Holder and the assignee (or their respective agent or attorney), whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with
     Section 8(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this
     Warrant is being transferred, a new Warrant (in accordance with Section
     8(d)) to the Holder representing the right to purchase the number of
     Warrant Shares not being transferred.

          (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the
     Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 8(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

          (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the
     Company, for a new Warrant or Warrants (in accordance with Section 8(d))
     representing in the aggregate the right to purchase the number of Warrant
     Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; PROVIDED, HOWEVER, that no Warrants for fractional Ordinary Shares shall be given.

          (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant
     (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the
     Warrant Shares then underlying this Warrant (or in the case of a new
     Warrant being issued pursuant to Section 8(a) or Section 8(c), the Warrant
     Shares designated by the Holder which, when added to the number of Ordinary
     Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this
     Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date and (iv) shall have the same rights and conditions as this Warrant.

                                       13

     9. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 10 of the Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore.
Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the
Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grants issuances of sales of any Options, Convertible Securities or rights to purchase stock, warrants securities or other property to all of the holders of Ordinary Shares or (C) for determining rights to vote with respect to any Fundamental
Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

     10. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required
Holders; PROVIDED, that no such action may increase the exercise price of any
SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

     11. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

     12. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

     13. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the
Company shall submit the disputed determinations or arithmetic calculations via facsimile within three (3) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within three (3) Business Days submit via facsimile (a)
the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations; except that if the investment bank or the accountant, as the case may be, ruled in favor of the Company, the Holder shall reimburse the Company for the reasonable expenses therefor. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

                                       14

     14. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The
remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the Purchase Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant.
The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach.

     15. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 5.9 or 7.2 of the Purchase Agreement.

     16. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

          (a) "BLOOMBERG" means Bloomberg Financial Markets.

          (b) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

          (c) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or the last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by
     Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by
     Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the
     Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing
     Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the
     Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 13. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

                                       15

          (d) "CONVERTIBLE SECURITIES" means any stock or securities (other than
     Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

          (e) "ELIGIBLE MARKET" means the Principal Market, the American Stock
     Exchange, The New York Stock Exchange, Inc., The NASDAQ Capital Market or
     The NASDAQ Global Select Market.

          (f) "EXPIRATION DATE" means the date five years after the Issuance
     Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

          (g) "EXCLUDED SECURITIES"means any securities issued by the Company or deemed as being issued or sold by the Company pursuant to Section 2 hereof:
     (i) in connection with any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director, consultant or advisor; (ii) in connection with any securities issued pursuant to the
     Purchase Agreements or the SPA Warrants; (iii) pursuant to a bona fide underwritten public offering at a price per share of Ordinary Shares not less than the Applicable Price; (iv) issued upon exercise of Options or
     Convertible Securities which are outstanding on the date immediately preceding the Closing Date, provided that such issuance of Common Stock upon exercise of such Options or Convertible Securities is made pursuant to the terms of such Options or Convertible Securities in effect on the date immediately preceding the Closing Date and such Options or Convertible
     Securities are not amended after the date immediately preceding the Closing
     Date; (v) issued in connection with any share split, share dividend, recapitalization or similar transaction; (vi) issued pursuant to any equipment leasing arrangement or debt financing from a bank or similar financial institution whose primary business is lending money and not investing in securities; (vii) issued in connection with the settlement of pending or threatened litigation or similar proceeding; or (viii) issued in connection with a Fundamental Transaction.

          (h) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of either the outstanding Ordinary Shares (not including any
     Ordinary Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Ordinary Shares, or (vi) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the
     Exchange Act) is or shall become the "beneficial owner" (as defined in Rule
     13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding
     Ordinary Shares.

                                       16

          (i) "OPTIONS" means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

          (j) "ORDINARY SHARES" means (i) the Company's ordinary shares, par value NIS 0.10 per share, and (ii) any share capital into which such
     Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Ordinary Shares.

          (k) "ORDINARY SHARES DEEMED OUTSTANDING" means, at any given time, the number of Ordinary Shares outstanding at such time on a fully diluted basis, including the number of Ordinary Shares deemed to be outstanding pursuant to Sections 2(b)(i) and 2(b)(ii) hereof regardless of whether the
     Options or Convertible Securities are actually exercisable or convertible at such time, but excluding any Ordinary Shares owned or held by or for the account of the Company.

          (l) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

          (m) "PRINCIPAL MARKET" means the NASDAQ Global Market.

          (n) "REQUIRED HOLDERS" means the holders of the SPA Warrants representing at least a majority of Ordinary Shares underlying the SPA
     Warrants then outstanding.

          (o) "SUCCESSOR ENTITY" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such
     Fundamental Transaction shall have been entered into.

          (p) "TRADING DAY" means any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the
     principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares is then traded; PROVIDED, that "Trading Day" shall not include any day on which the Ordinary Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares is suspended from trading during the final hour of trading on such exchange or market
     (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at
     4:00:00 p.m., New York Time).

          (q) "TRADING THRESHOLD" shall occur on any date that the reported
     Closing Sales Price of the Ordinary Shares on the Principal Market at 4:00
     p.m. (New York time) for any 20 out of 30 consecutive trading days immediately prior to such date, exceeds the Exercise Price by at least
     150%, and subject to appropriate adjustment in the event of any stock splits, combinations, recapitalizations or similar events); with a minimum average daily trading volume for such 30 day period of at least $500,000 based upon the Closing Sales Price of the Ordinary Shares on the Principal
     Market for such period.

                                       17

          (r) "WEIGHTED AVERAGE PRICE" means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal
     Market during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time, and ending at 4:00:00 p.m., New York City time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by
     Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National
     Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Weighted
     Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the
     Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to
     Section 13 with the term "Weighted Average Price" being substituted for the term "Exercise Price." All such determinations shall be appropriately adjusted for any share dividend, share split or other similar transaction during such period.

                            [SIGNATURE PAGE FOLLOWS]

                                       18

     IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase
Ordinary Shares to be duly executed as of the Issuance Date set forth above.

                                            METALINK LTD.

                                            By:___________________________
                                                     Name:
                                                     Title:

                                    EXHIBIT A
                                 EXERCISE NOTICE
            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                       WARRANT TO PURCHASE ORDINARY SHARES

TO: METALINK LTD.

     The undersigned holder hereby exercises the right to purchase
_________________ of the Ordinary Shares ("WARRANT SHARES") of Metalink Ltd., an
Israeli company (the "COMPANY"), evidenced by the attached Warrant to Purchase
Ordinary Shares (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. FORM OF EXERCISE PRICE. The Holder intends that payment of the Exercise
Price shall be made as:

          ______ a "CASH EXERCISE" with respect to _________________ Warrant
          Shares; and/or

          ______ a "CASHLESS EXERCISE" with respect to _______________ Warrant
          SHARES.

     2. PAYMENT OF EXERCISE PRICE. In the event that the holder has elected a
Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of
$___________________ to the Company in accordance with the terms of the Warrant.

     3. DELIVERY OF WARRANT SHARES. The Company shall deliver to the holder
__________ Warrant Shares in accordance with the terms of the Warrant to be issued as follows:

                           _______________________________
                           Name
                           ________________________________
                           Address
                           ________________________________
                           ________________________________
                           Federal Tax ID or Social Security No.

and delivered by (CHECK ONE):

[_] a physical certificate delivered via certified mail to the above address/the following address (DELETE IF NOT APPLICABLE):___________________________________
___________________________________________________________________

[_] electronically (CHOOSE THIS OPTION ONLY IF YOU SELL THE SHARES THROUGH A
BROKER) - Please provide: DWAC Instructions: __________________________________
                                             __________________________________
                                             __________________________________

Date: _______________ __, ______

____________________________________________
   Name of Registered Holder

By:   ___________________________________
      Name:
      Title:

                                 ACKNOWLEDGMENT

     The Company hereby acknowledges this Exercise Notice and hereby directs
American Stock Transfer & Trust Company to issue the above indicated number of
Ordinary Shares in accordance with the Transfer Agent Instructions dated
_______________ __, 2007 from the Company and acknowledged and agreed to by
American Stock Transfer & Trust Company.

                                            METALINK LTD.

                                            By:___________________________
                                                     Name:
                                                     Title:

                                 ASSIGNMENT FORM

          FOR VALUE RECEIVED, ______________________ (the "ASSIGNOR") hereby sells, assigns and transfers all of the rights of the undersigned Assignor under the attached Warrant with respect to the number of Ordinary Shares of
     Metalink Ltd. (the "COMPANY") covered thereby set forth below, to the following "Assignee" and, in connection with such transfer, represents and warrants to the Company that the transfer is otherwise in compliance with the Warrant:

NAME OF ASSIGNEE AND FEDERAL TAX ID
     OR SOCIAL SECURITY NO.             ADDRESS & FAX NUMBER       NO. OF SHARES
-----------------------------           --------------------       -------------

_____________________________           ____________________       _____________

_____________________________           ____________________       _____________

Dated: _________________                         Signature:

                                                 _______________________________

                                                 Witness:

                                                 _______________________________

                            ASSIGNEE ACKNOWLEDGEMENT

The undersigned Assignee acknowledges that it has reviewed the attached Warrant and by its signature below it hereby represents and warrants that it is an
"accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, and agrees to be bound by the terms and conditions of the attached Warrant as of the date hereof and further confirms that the representations and warranties made in Section 5 of the
Purchase Agreement are true and correct with respect to Assignee.

                                                 By:____________________________

                                                 Its:___________________________

                                                 Address:_______________________
                                                         _______________________

                                                 FAX:    _______________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.